Exhibit 99.3

ENTRÉE RESOURCES ANNOUNCES THIRD QUARTER 2019 RESULTS

Vancouver, B.C., November 13, 2019 – Entrée Resources Ltd. (TSX: ETG; OTCQB: ERLFF – the “Company” or “Entrée”) has today filed its interim financial results for the third quarter ended September 30, 2019. All numbers are in U.S. dollars unless otherwise noted.

Q3 2019 HIGHLIGHTS

Oyu Tolgoi Underground Development Update – Mongolia

The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée’s joint venture partner Oyu Tolgoi LLC (“OTLLC”) and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. On November 4 and November 12, 2019, OTLLC’s 66% shareholder Turquoise Hill Resources Ltd. (“Turquoise Hill”) provided an update on underground development on the Oyu Tolgoi mining licence:

•	Shaft 2 construction is completed and has entered the final stages of commissioning. The shaft uses the world’s largest production hoist motor and can carry 300 people in the service hoist and lift 60 tonne skips in the production hoist. When operating at maximum capacity, the production hoist has the ability to lift 35,000 tonnes of material to the surface daily. This is a critical piece of infrastructure that also provides additional ventilation capacity and will enable the acceleration of underground development.
•	Shafts 3 and 4 pre sink work is complete with both shafts at 80 metres below the shaft collar as of September 30, 2019. The sinking headframes and sinking stages for the shafts are being assembled to enable the hard rock sinking to commence over the coming months.
•	Underground development progressed successfully during Q3 2019, achieving 3.6 total equivalent kilometres, the best quarterly result to date.
•	Since the restart of underground development in May 2016, 28.0 total equivalent kilometres and 22.1 kilometres of lateral development has been completed. In September 2019, a record 1,385 equivalent metres of lateral underground development was achieved.
•	As previously announced by Turquoise Hill on July 15, 2019, improved information with respect to rock mass and geotechnical data modelling has confirmed that there are stability risks associated with components of the mine design in the 2016 Oyu Tolgoi Feasibility Study. Preliminary estimates indicate that sustainable first production from the Oyu Tolgoi mining licence could be delayed by 16 to 30 months compared to Turquoise Hill’s original feasibility study guidance in 2016, and the development capital spend for the Oyu Tolgoi underground project may increase by $1.2 billion to $1.9 billion over the $5.3 billion previously disclosed by Turquoise Hill. To address these risks, a number of refinements are under review to determine the final mine design.
•	The first of the key decisions that has been made is to retain a mid-access drive only on the apex level of the mine design of Panel 0. This is an integral step towards completing the final mine design, however it is too early to accurately determine the potential impact on the cost or schedule. Decisions on productivity levels and key underground infrastructure such as the location and design of the ore passes and options for panel sequencing, will need to be completed before an update on the development capital or schedule can be provided. Turquoise Hill expects decisions regarding the sequencing of the first panel of mining, Panel 0, productivity inputs and ore pass locations to be completed by April 2020. The resulting Pre-Feasibility Study designs being detailed to Feasibility Study standard, then scheduled and costed to form a definitive estimate (the “Definitive Estimate”) are due in the second half of 2020.

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Entrée/Oyu Tolgoi JV Property

Once OTLLC, Turquoise Hill and Rio Tinto International Holdings Ltd. (“Rio Tinto”) have determined the preferred mine design approach and delivered the Definitive Estimate, Entrée will be able to assess the potential impact on the estimated timing and amount of development production and initial block cave production from the first lift (Lift 1) of the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property and any potential change to Entrée’s estimated share of capital and operating costs. Entrée will continue to evaluate any information made available to it by Rio Tinto or OTLLC and will update the market accordingly.

Corporate

•	Q3 2019 operating loss was $0.4 million and is comparable to the operating loss of $0.4 million in Q3 2018.
•	Q3 2019 operating cash outflow after working capital was $0.3 million compared to a $0.2 million operating cash outflow in Q3 2018 and, as at September 30, 2019, the cash balance was $5.7 million. The working capital balance as at September 30, 2019 was $5.8 million.
•	On October 1, 2019, the Company’s common shares commenced trading on the Over-the-Counter OTCQB Venture Market (“OTCQB”) under the trading symbol “ERLFF” and discontinued trading on the NYSE American LLC (“NYSE American”).

OUTLOOK AND STRATEGY

The Company’s primary objectives for the 2019 year continue to include:

•	Continuing constructive discussions with the Government of Mongolia; and
•	Working with other Oyu Tolgoi stakeholders to advance potential amendments to the joint venture agreement (the “Entrée/Oyu Tolgoi JVA”) that currently governs the relationship between Entrée and OTLLC. The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the Oyu Tolgoi Investment Agreement and commencement of underground development. The Company believes that amendments that align the interests of all stakeholders as they are now understood, would be in the best interests of the Company and its shareholders provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

Corporate costs, which include Mongolian site management and compliance costs, remain estimated to be between $1.4 million and $1.6 million for the full 2019 year. The Company continues to focus its efforts on conserving cash reserves and remaining prudent with its expenditures. Voluntarily delisting from the NYSE American is a clear demonstration of Entrée’s commitment to eliminating non value adding expenditure.

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The Company’s interim financial statements and Management’s Discussion and Analysis (“MD&A”) for the third quarter ended September 30, 2019 are available on the Company’s website at www.EntreeResourcesLtd.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

QUALIFIED PERSON

Robert Cinits, P.Geo., consultant to Entrée and the Company’s former Vice President, Corporate Development, and a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has approved the technical information in this release. For further information on the Entrée/Oyu Tolgoi JV Property, see the Company’s Technical Report, titled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report”, with an effective date of January 15, 2018, available on SEDAR at www.sedar.com.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world’s largest copper-gold projects – the Oyu Tolgoi project in Mongolia. Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi joint venture, depending on the depth of mineralization. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 19.6%, 9.5% and 7.9% of the shares of the Company, respectively. More information about Entrée can be found at www.EntreeResourcesLtd.com.

FURTHER INFORMATION

David Jan

Investor Relations

Entrée Resources Ltd.

Tel: 604-687-4777 | Toll Free: 1-866-368-7330

E-mail: djan@EntreeResourcesLtd.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; uses of funds and projected expenditures; timing and status of Oyu Tolgoi underground development, the development options under consideration for the design of Panel 0 and the related cost and schedule implications; timing of completion of the Definitive Estimate; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning; the estimation of mineral reserves and resources; estimates of capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; permitting time lines; anticipated business activities; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations, local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining, the construction and continued development of the Oyu Tolgoi underground mine and the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC to construct such a source); the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interaction between OTLLC, Rio Tinto and Turquoise Hill with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and OTLLC internal governance; the anticipated location of certain infrastructure and sequence of mining; projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

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Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the Definitive Estimate; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; as well as those factors discussed in the Company’s most recently filed MD&A and in the Company’s Annual Information Form for the financial year ended December 31, 2018, dated March 29, 2019 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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